Exhibit (a)(1)(m)

[GRAPHIC APPEARS HERE]

[Employee name]

[Street 1]

[Street 2]

[City, ST, ZIP]

Dear [employee name],

This letter is to advise you that the EDS Stock Option Exchange Program materials were sent to all eligible employees today. This also serves to remind you of the deadline for making an election and send you a presentation to help you better understand the exchange program.

The tender offer and related materials for the EDS Stock Option Exchange Program were distributed to all eligible participants today. If you have not received these materials, please send an e-mail to StockExchangeProgram@eds.com. To participate in the EDS Stock Option Exchange Program, you must make an election before 7 p.m. U.S. Eastern Time on 23 September 2003. You must complete the election form that was included in your materials and return it to the designated representative in the Human Resources department.

To help eligible employees better understand the EDS Stock Option Exchange Program, we have developed an Internet presentation. This presentation lasts approximately 30 minutes and will be available 24 hours a day through the end of the election period. To review this presentation, please access http://www.talkpoint.com/viewer/starthere.asp?pres=103031. Once you access the Web site, you may view the slides in sequential order or select any individual slide to review a specific point. For your added convenience, we have included a compact disc of the presentation.

If you have questions about the EDS Stock Option Exchange Program, please contact the EDS Stock Plans Administration area by telephone at 01 605 6140 by e-mail at StockExchangeProgram@EDS.com.

Sincerely,

Michael E. Paolucci

Managing Director, Global Compensation and Benefits